EXHIBIT 12.1

ARDEN REALTY, INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY, INC.

	For the Years Ended December 31,

	2003		2002		2001		2000		1999

Earnings Available to Cover Fixed Charges:
Net income	$58,509		$70,175		$97,759		$96,710		$96,626
Add:
Interest Expense	93,767		88,516		84,195	(1)	78,406	(1)	60,239	(1)
Preferred Distributions	4,312		4,312		4,312		4,312		1,354

Total Earnings Available to Cover Fixed Charges	$156,588		$163,003		$186,266		$179,428		$158,219

Fixed Charges:
Interest Expense	$93,767		$88,516		$84,195		$78,406		$60,239
Interest Capitalized	2,496		5,646		9,095		12,646		9,587
Preferred Distributions	4,312		4,312		4,312		4,312		1,354

Total Fixed Charges	$100,575		$98,474		$97,602		$95,364		$71,180

Ratio of Earnings to Fixed Charges	1.56	x	1.66	x	1.91	x	1.88	x	2.22x

(1)	Includes approximately $2.5 million, $800,000 and $600,000 of interest capitalized on an office property that was classified as part of discontinued operations for the years ended December 31, 2001, 2000 and 1999.